Exhibit 3.1

STRATEGIC HOTELS & RESORTS, INC.

ARTICLES OF AMENDMENT

Strategic Hotels & Resorts, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Section 6.1 of the charter of the Corporation (the “Charter”) is hereby deleted in its entirety and the following is substituted in lieu thereof:

Section 6.1 Authorized Shares. The Corporation has authority to issue 400,000,000 shares of stock, consisting of 250,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”), and 150,000,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $4,000,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, without any action by the stockholders of the Corporation, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

SECOND: The total number of shares of stock which the Corporation had authority to issue immediately prior to the foregoing amendment of the Charter was 300,000,000 shares of stock, consisting of 150,000,000 shares of common stock, $0.01 par value per share, and 150,000,000 shares of serial preferred stock, $0.01 par value per share. The aggregate par value of all shares of stock having par value was $3,000,000.

THIRD: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment of the Charter is 400,000,000 shares of stock, consisting of 250,000,000 shares of common stock, $0.01 par value per share, and 150,000,000 shares of serial preferred stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $4,000,000.

FOURTH: The information required by Section 2-607(b)(2)(i) of the Maryland General Corporation Law is not changed by foregoing amendment.

FIFTH: The foregoing amendment was approved by the Board of Directors of the Corporation as required by law and was limited to a change expressly authorized by Section 2-105(a)(12) of the MGCL without any action by the stockholders of the Corporation.

SIXTH: The undersigned officer of the Corporation acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by the undersigned officer and attested by its Secretary on this 13th day of May, 2010.

ATTEST:	STRATEGIC HOTELS & RESORTS, INC.

/s/ Paula Maggio	By:	/s/ Laurence S. Geller
Paula Maggio	Name:	Laurence S. Geller
Secretary	Title:	President and Chief Executive Officer